Exhibit 99.1

Thomson Reuters Reports First-Quarter 2023 Results

TORONTO, May 2, 2023 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the first quarter ended March 31, 2023:

•	Broad revenue momentum continued in the first quarter
o	Total company revenue up 4% / organic revenue up 6%
•	Organic revenue up 7% for the “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals)
•	Based on Q1 performance, maintained full-year 2023 organic revenue and adjusted EBITDA margin outlook
o	Total revenue growth outlook updated for the company and the “Big 3” segments to incorporate the pending sale of a majority stake in Elite
•	Completed $2 billion share buyback program; $718 million repurchased during first quarter
•	Sold 24.5 million shares of LSEG in the first quarter, for gross proceeds of $2.3 billion
•	Launched approximately $2.2 billion return of capital transaction, expected to be completed in June

“Solid momentum continued across our business in the first quarter, with revenue and margins meeting or slightly exceeding our expectations,” said Steve Hasker, President and CEO of Thomson Reuters. “While we acknowledge elevated macroeconomic uncertainty, our underlying business is resilient, and we are largely maintaining our 2023 outlook. We are also excited about recent developments in AI, which we believe will provide plentiful opportunities to better serve our customers as we continue to invest in their future.”

Mr. Hasker added, “We also remain focused on allocating capital to drive sustainable long-term value creation. To this end, we completed our $2 billion share repurchase program in March, and are planning to execute a $2.2 billion return of capital transaction in June, funded with LSEG sale proceeds.”

Consolidated Financial Highlights—Three Months Ended March 31

Three Months Ended March 31, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2023	2022	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$1,738	$1,674	4%
Operating profit	$508	$414	23%
Diluted earnings per share (EPS)	$1.59	$2.06	-23%
Net cash provided by operating activities	$267	$275	-2%

Non-IFRS Financial Measures(1)
Revenues	$1,738	$1,674	4%	5%
Adjusted EBITDA	$677	$600	13%	13%
Adjusted EBITDA margin	38.8%	35.8%	300bp	230bp
Adjusted EPS	$0.82	$0.66	24%	24%
Free cash flow	$133	$86	58%

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

Thomson Reuters Reports First-Quarter 2023 Results

Revenues increased 4%, driven by growth in the company’s “Big 3” segments. Foreign currency and net divestitures each had a 1% negative impact on revenues.

o

Organic revenues increased 6%, driven by 6% growth in recurring revenues (76% of total revenues) as well as 11% growth in transactions revenues. Global Print revenues were essentially unchanged on an organic basis.

o	The company’s “Big 3” segments reported organic revenue growth of 7% and collectively comprised 82% of total revenues.

Operating profit increased 23% primarily due to higher revenues. Slightly lower costs reflected currency benefits.

o

Adjusted EBITDA increased 13% due to the same factors that impacted operating profit. The related margin increased to 38.8% from 35.8% in the prior-year period, of which foreign currency contributed 70bp.

Diluted EPS was $1.59 per share compared to $2.06 per share in the prior-year period, as the prior-year period included a significantly higher increase in the value of the company’s investment in London Stock Exchange Group (LSEG).

o

Adjusted EPS, which excludes the change in value of the company’s LSEG investment, as well as other adjustments, increased to $0.82 per share from $0.66 per share in the prior-year period, primarily due to higher adjusted EBITDA.

Net cash provided by operating activities decreased $8 million as the cash benefits from higher operating profit were more than offset by higher tax payments and unfavorable movements in working capital.

o

Free cash flow increased $47 million primarily due to lower capital expenditures, which more than offset the decrease in cash flows from operating activities. Capital expenditures in the prior-year period included investments in the Change Program.

Thomson Reuters Reports First-Quarter 2023 Results

Highlights by Customer Segment—Three Months Ended March 31

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	March 31,		Change
	2023	2022	Total	Constant Currency(1)	Organic(1)(2)

Revenues
Legal Professionals	$714	$698	2%	4%	5%
Corporates	435	411	6%	7%	8%
Tax & Accounting Professionals	282	253	11%	13%	11%

“Big 3” Segments Combined(1)	1,431	1,362	5%	6%	7%
Reuters News	175	176	0%	1%	1%
Global Print	138	142	-3%	-1%	0%
Eliminations/Rounding	(6)	(6)

Revenues	$1,738	$1,674	4%	5%	6%

Adjusted EBITDA(1)
Legal Professionals	$318	$305	4%	4%
Corporates	154	157	-2%	-1%
Tax & Accounting Professionals	149	122	22%	22%

“Big 3” Segments Combined(1)	621	584	6%	7%
Reuters News	29	37	-21%	-29%
Global Print	50	53	-4%	-3%
Corporate costs	(23)	(74)	n/a	n/a

Adjusted EBITDA	$677	$600	13%	13%

Adjusted EBITDA Margin(1)
Legal Professionals	44.6%	43.7%	90bp	20bp
Corporates	35.1%	38.1%	-300bp	-300bp
Tax & Accounting Professionals	51.4%	48.3%	310bp	270bp
“Big 3” Segments Combined(1)	43.1%	42.9%	20bp	-20bp
Reuters News	16.6%	21.0%	-440bp	-670bp
Global Print	36.5%	37.0%	-50bp	-50bp
Adjusted EBITDA margin	38.8%	35.8%	300bp	230bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures. To compute segment and consolidated adjusted EBITDA margin, the Company excludes fair value adjustments related to acquired deferred revenues.

(2)  Computed for revenue growth only.

n/a:  not applicable

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance.

Thomson Reuters Reports First-Quarter 2023 Results

Legal Professionals

Revenues increased 4% (5% organic) to $714 million.

o	Recurring revenues grew 4% (94% of total, 6% organic) primarily driven by Westlaw, Practical Law, HighQ and the segment’s international businesses.
o	Transactions revenues decreased 5% (6% of total, decreased 1% organic) primarily due to lower professional services revenues in the Elite business.

Adjusted EBITDA increased 4% to $318 million.

o	The margin increased to 44.6% from 43.7%, driven by foreign currency, higher revenues and Change Program savings.

Corporates

Revenues increased 7% (8% organic) to $435 million.

o	Recurring revenues grew 5% (76% of total, 7% organic) primarily driven by Practical Law, Clear and the segment’s Latin America business.
o	Transactions revenues grew 14% (24% of total, 11% organic) primarily driven by Confirmation, SurePrep and Trust.

Adjusted EBITDA decreased 2% to $154 million.

o	The margin decreased to 35.1% from 38.1%, driven in part by unfavorable timing of expenses.

Tax & Accounting Professionals

Revenues increased 13% (11% organic) to $282 million.

o	Recurring revenues decreased 2% (62% of total) due to the impact of divestitures and a small non-recurring reserve.
•	Organic recurring revenues increased 6% driven by the segment’s Latin America business.
o	Transactions revenues increased 51% (38% of total, 19% organic) primarily due to Confirmation and SurePrep.

SurePrep contributed 2.6% to total segment organic growth in the quarter. As a reminder, SurePrep is highly seasonal, generating approximately half of its annual revenues in the first quarter.

Adjusted EBITDA increased 22% to $149 million.

o	The margin increased to 51.4% from 48.3%, driven by higher revenues, Change Program savings and the addition of SurePrep.

The Tax & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Thomson Reuters Reports First-Quarter 2023 Results

Reuters News

Revenues of $175 million increased 1% (all organic). The expected moderation in revenue growth was driven by a lower contractual price increase in 2023 compared to 2022 of our news agreement with the Data & Analytics business of LSEG, a lighter seasonal events calendar and lower digital revenues.

Adjusted EBITDA decreased 21% to $29 million, primarily due to select investments and the impact of lower revenue growth.

Global Print

Revenues decreased 1% (0% organic) to $138 million, which was better than expected driven by improved retention, better third-party print revenues, strong international performance and timing benefits, which are expected to normalize in the remainder of 2023.

Adjusted EBITDA decreased 4% to $50 million.

o	The margin decreased to 36.5% from 37.0%.

Corporate Costs

Corporate costs at the adjusted EBITDA level were $23 million. Corporate costs were $74 million in the prior-year period and included $34 million of Change Program costs.

2023 Outlook

The company is maintaining its outlook for 2023, announced on February 9, 2023, except for total revenue growth which is being adjusted to incorporate the pending sale of a majority stake in Elite. This transaction is expected to close in the second quarter. The table below sets forth the company’s outlook, which assumes constant currency rates and, except for the pending Elite transaction, excludes the impact of any future acquisitions or dispositions that may occur during the year. Thomson Reuters believes that this type of guidance provides useful insight into the anticipated performance of its businesses.

The company expects its second-quarter 2023 organic revenue growth rate to be at the low end of the full year 5.5% - 6.0% range, and its adjusted EBITDA margin to be approximately 38%.

While the company’s first-quarter 2023 performance provides it with increasing confidence about its outlook, the macroeconomic backdrop remains uncertain with many signs that point to a weakening global economic environment, amid rising interest rates, high inflation, and ongoing geopolitical risks. Any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook.

Thomson Reuters Reports First-Quarter 2023 Results

Reported Full-Year 2022 and Updated Full-Year 2023 Outlook

Total Thomson Reuters	FY 2022 Reported	FY 2023 Outlook 2/9/23	FY 2023 Outlook 5/2/23

Total Revenue Growth	4%	4.5% - 5.0%	3.0% - 3.5%

Organic Revenue Growth(1)	6%	5.5% - 6.0%	Unchanged

Adjusted EBITDA Margin(1)	35.1%	~ 39%	Unchanged

Corporate Costs Core Corporate Costs Change Program Opex	$293 million $122 million $171 million	$110 - $120 million $110 - $120 million n/a	Unchanged

Free Cash Flow(1)	$1.3 billion	~$1.8 billion	Unchanged

Accrued Capex as % of Revenue(1) Real Estate Optimization Spend(2)	8.2% n/a	~ 7% $30 million	Unchanged

Depreciation & Amortization of Computer Software	$625 million	$595 - $625 million	Unchanged

Interest Expense (P&L)	$196 million	$190 - $210 million	Unchanged

Effective Tax Rate on Adjusted Earnings(1)	17.6%	~ 18%	Unchanged

“Big 3” Segments(1)	FY 2022 Reported	FY 2023 Outlook 2/9/23	FY 2023 Outlook 5/2/23

Total Revenue Growth	5%	5.5% - 6.0%	3.5% - 4.0%

Organic Revenue Growth	7%	6.5% - 7.0%	Unchanged

Adjusted EBITDA Margin	42.4%	~ 44%	Unchanged

(1)	Non-IFRS financial measures. See the “Non-IFRS Financial Measures” section below as well as the tables and footnotes appended to this news release for more information.
(2)	Real estate optimization spend in 2023 is incremental to the Accrued Capex as a percent of revenue outlook.

The information in this section is forward-looking. Actual results, which will include the impact of currency and future acquisitions and dispositions completed during 2023, may differ materially from the company’s outlook. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Thomson Reuters Reports First-Quarter 2023 Results

Thomson Reuters and TPG to establish Elite as an Independent Legal Technology Company

In April, TPG and the company announced the signing of a definitive agreement for TPG to acquire a majority stake in Thomson Reuters’ Elite business, which provides financial and practice management solutions to the world’s leading law firms, helping customers automate and streamline critical finance and accounting workflows. The proposed transaction values the business at approximately $500 million. Upon closing of the transaction, the company expects to receive proceeds of approximately $400 million while retaining a 19.9% minority interest and board representation in the business, supporting Elite strategically going forward. TPG Capital, TPG’s U.S. and European late-stage private equity business, will become the majority shareholder of the standalone business.

London Stock Exchange Group plc (LSEG) Ownership Interest

Thomson Reuters indirectly owns LSEG shares through an entity that it jointly owns with Blackstone’s consortium and a group of current LSEG and former Refinitiv senior management. During the first quarter of 2023, the company sold 24.5 million shares that it indirectly owned for $2.3 billion of gross proceeds. As of April 30, 2023, Thomson Reuters indirectly owned approximately 47.4 million LSEG shares which had a market value of approximately $5.0 billion based on LSEG’s closing share price on that day.

Return of Capital and Share Consolidation

On April 4, 2023, the company announced it had finalized its planned uses of its approximate $2.3 billion of gross proceeds related to disposition of shares in LSEG. As the company had previously disclosed in February 2023, it plans to use the gross proceeds to provide returns to shareholders. In connection therewith, approximately $2.2 billion will be returned to shareholders through a return of capital transaction consisting of a cash distribution of $4.67 per common share and a share consolidation, or “reverse stock split”, which will reduce the number of outstanding common shares on a basis that is proportional to the cash distribution. This transaction is subject to shareholder approval at our annual and special meeting of shareholders on June 14, 2023. Woodbridge, our principal shareholder, has indicated that it plans to vote in favor of the transaction. Provided we receive shareholder and court approval, we expect to complete the proposed transaction by the end of June 2023. Any funds retained by the company from the proceeds and as a result of eligible opt-out shareholders opting out of the return of capital transaction will be used to pursue organic and inorganic opportunities in key growth segments, as well as other general corporate purposes.

Dividends, Temporary Suspension of the Dividend Reinvestment Plan (DRIP), and Share Repurchases

In February 2023, the company announced a 10% or $0.18 per share annualized increase in the dividend to $1.96 per common share, representing the 30th consecutive year of dividend increases. A quarterly dividend of $0.49 per share is payable on June 15, 2023 to common shareholders of record as of May 18, 2023.

Due to administrative complexities associated with the timing of the proposed return of capital transaction, Thomson Reuters will temporarily suspend its DRIP for any dividend payable in advance of completion of the return of capital transaction, which we currently expect to apply to only the quarterly dividend payable on June 15, 2023. This means that even if shareholders previously elected to reinvest their cash dividends in additional Thomson Reuters shares, any such dividend will not be reinvested but will be paid in cash. Thomson Reuters plans to resume the DRIP in connection with future dividends after completion of the Return of Capital Transaction. This temporary suspension of the DRIP will not have an impact on shareholders who currently receive their dividends in cash.

The company completed its $2 billion normal course share repurchase program in the first quarter of 2023. As of April 30, 2023, Thomson Reuters had approximately 471.0 million common shares outstanding.

Thomson Reuters Reports First-Quarter 2023 Results

Thomson Reuters

Thomson Reuters (NYSE / TSX: TRI) (“TR”) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is the world’s leading provider of trusted journalism and news. For more information, visit tr.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, such as adjusted EBITDA and the related margin (other than at the customer segment level), free cash flow, adjusted EPS and the effective tax rate on adjusted EPS, accrued capital expenditures expressed as a percentage of revenues, selected measures excluding the impact of foreign currency, changes in revenues computed on an organic basis as well as all financial measures for the “Big 3” segments. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position as well as for internal planning purposes and the company’s business outlook. Additionally, Thomson Reuters uses non-IFRS measures as the basis for management incentive programs. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most directly comparable IFRS measures because it cannot predict, with reasonable certainty, the impacts of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements and foreign exchange contracts. Additionally, the company cannot reasonably predict (i) its share of post-tax earnings or losses in equity method investments, which is subject to changes in the stock price of LSEG or (ii) the occurrence or amount of other operating gains and losses that generally arise from business transactions that the company does not currently anticipate.

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in Mr. Hasker’s comments and the “2023 Outlook”, “Thomson Reuters and TPG to establish Elite as an Independent Legal Technology Company”, “London Stock Exchange Group plc (LSEG) Ownership Interest”, “Return of Capital and Share Consolidation” and “Dividends, Temporary Suspension of the Dividend Reinvestment Plan (DRIP), and Share Repurchases” sections, are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict.

Thomson Reuters Reports First-Quarter 2023 Results

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, those discussed on pages 19-33 in the “Risk Factors” section of the company’s 2022 annual report. These and other risk factors are discussed in materials that Thomson Reuters from time-to-time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of tr.com.

The company’s business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances. Material assumptions and material risks may cause actual performance to differ from the company’s expectations underlying its business outlook. In particular, the global economy has experienced substantial disruption due to concerns regarding economic effects associated with the macroeconomic backdrop and ongoing geopolitical risks. The company’s business outlook assumes that uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility, however, these conditions may last substantially longer than expected and any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook and affect its results and other expectations. For a discussion of material assumptions and material risks related to the company’s 2023 outlook, please see page 65 of the company’s 2022 annual report. The company’s annual report was filed with, or furnished to, the Canadian securities regulatory authorities and the U.S. SEC and are also available in the “Investor Relations” section of tr.com.

The company has provided an updated outlook for the purpose of presenting information about current expectations for the periods presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS
MEDIA	INVESTORS
Andrew Green	Gary Bisbee, CFA
Senior Director, Corporate Affairs	Head of Investor Relations
+1 332 219 1511	+1 646 540 3249
andrew.green@tr.com	gary.bisbee@tr.com

Thomson Reuters will webcast a discussion of its first-quarter 2023 results and its 2023 business outlook today beginning at 9:00 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting ir.tr.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports First-Quarter 2023 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended
	March 31,
	2023	2022
CONTINUING OPERATIONS
Revenues	$1,738	$1,674
Operating expenses	(1,074)	(1,081)
Depreciation	(30)	(38)
Amortization of computer software	(118)	(114)
Amortization of other identifiable intangible assets	(25)	(26)
Other operating gains (losses), net	17	(1)

Operating profit	508	414
Finance costs, net:
Net interest expense	(55)	(48)
Other finance (costs) income	(90)	94

Income before tax and equity method investments	363	460
Share of post-tax earnings in equity method investments	570	798
Tax expense	(196)	(240)

Earnings from continuing operations	737	1,018
Earnings (loss) earnings from discontinued operations, net of tax	19	(11)

Net earnings	$756	$1,007

Earnings attributable to common shareholders	$756	$1,007
Earnings per share:
Basic earnings (loss) per share:
From continuing operations	$1.56	$2.09
From discontinued operations	0.04	(0.02)

Basic earnings per share	$1.60	$2.07

Diluted earnings (loss) per share:
From continuing operations	$1.55	$2.09
From discontinued operations	0.04	(0.03)

Diluted earnings per share	$1.59	$2.06

Basic weighted-average common shares	473,269,056	486,708,758

Diluted weighted-average common shares	474,162,799	487,513,216

Thomson Reuters Reports First-Quarter 2023 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	March 31, 2023	December 31, 2022(1)
Assets
Cash and cash equivalents	$1,690	$1,069
Trade and other receivables	941	1,069
Other financial assets	84	204
Prepaid expenses and other current assets	458	457

Current assets excluding assets held for sale	3,173	2,799
Assets held for sale	215	12

Current assets	3,388	2,811
Property and equipment, net	401	414
Computer software, net	938	922
Other identifiable intangible assets, net	3,233	3,219
Goodwill	6,264	5,882
Equity method investments	4,572	6,199
Other financial assets	515	527
Other non-current assets	632	619
Deferred tax	1,092	1,118

Total assets	$21,035	$21,711

Liabilities and equity
Liabilities
Current indebtedness	$1,299	$1,647
Payables, accruals and provisions	864	1,208
Current tax liabilities	557	324
Deferred revenue	834	886
Other financial liabilities	104	812

Current liabilities excluding liabilities associated with assets held for sale	3,658	4,877
Liabilities associated with assets held for sale	84	14

Current liabilities	3,742	4,891
Long-term indebtedness	3,116	3,114
Provisions and other non-current liabilities	708	691
Other financial liabilities	234	233
Deferred tax	756	897

Total liabilities	8,556	9,826

Equity
Capital	5,402	5,398
Retained earnings	8,167	7,642
Accumulated other comprehensive loss	(1,090)	(1,155)

Total equity	12,479	11,885

Total liabilities and equity	$21,035	$21,711

(1)	Prior-year period amounts have been reclassified to reflect the current period presentation.

Thomson Reuters Reports First-Quarter 2023 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended March 31,
	2023	2022
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$737	$1,018
Adjustments for:
Depreciation	30	38
Amortization of computer software	118	114
Amortization of other identifiable intangible assets	25	26
Share of post-tax earnings in equity method investments	(570)	(798)
Deferred tax	(127)	166
Other	132	(39)
Changes in working capital and other items	(80)	(191)

Operating cash flows from continuing operations	265	334
Operating cash flows from discontinued operations	2	(59)

Net cash provided by operating activities	267	275

Investing activities
Acquisitions, net of cash acquired	(490)	(8)
Payments from disposals of businesses and investments	(4)	—
Proceeds from sales of LSEG shares	2,293	—
Capital expenditures	(140)	(171)
Other investing activities	23	—
Taxes paid on sales of LSEG shares	(14)	—

Net cash provided by (used in) investing activities	1,668	(179)

Financing activities
Net repayments under short-term loan facilities	(361)	—
Payments of lease principal	(16)	(17)
Repurchases of common shares	(718)	—
Dividends paid on preference shares	(1)	(1)
Dividends paid on common shares	(224)	(209)
Other financing activities	5	7

Net cash used in financing activities	(1,315)	(220)

Translation adjustments	1	—

Increase (decrease) in cash and cash equivalents	621	(124)
Cash and cash equivalents at beginning of period	1,069	778

Cash and cash equivalents at end of period	$1,690	$654

Thomson Reuters Reports First-Quarter 2023 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended March 31,		Year Ended December 31,
	2023	2022	2022
Earnings from continuing operations	$737	$1,018	$1,391
Adjustments to remove:
Tax expense	196	240	259
Other finance costs (income)	90	(94)	(444)
Net interest expense	55	48	196
Amortization of other identifiable intangible assets	25	26	99
Amortization of computer software	118	114	485
Depreciation	30	38	140

EBITDA	$1,251	$1,390	$2,126
Adjustments to remove:
Share of post-tax (earnings) losses in equity method investments	(570)	(798)	432
Other operating (gains) losses, net	(17)	1	(211)
Fair value adjustments*	13	7	(18)

Adjusted EBITDA(1)	$677	$600	$2,329

Adjusted EBITDA margin(1)	38.8%	35.8%	35.1%

*

Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

Thomson Reuters Corporation

Reconciliation of Net Cash Provided By Operating Activities to Free Cash Flow(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended March 31,		Year Ended December 31,
	2023	2022	2022
Net cash provided by operating activities	$267	$275	$1,915
Capital expenditures	(140)	(171)	(595)
Other investing activities	23	—	88
Payments of lease principal	(16)	(17)	(65)
Dividends paid on preference shares	(1)	(1)	(3)

Free cash flow(1)	$133	$86	$1,340

Thomson Reuters Corporation

Reconciliation of Capital Expenditures to Accrued Capital Expenditures(1)

(millions of U.S. dollars)

(unaudited)

Year Ended December 31,
2022
Capital expenditures	$595
Remove: IFRS adjustment to cash basis	(50)

Accrued capital expenditures (1)	$545

Accrued capital expenditures as a percentage of revenues(1)	8.2%

(1)	Refer to page 18 for additional information on non-IFRS financial measures.

Thomson Reuters Reports First-Quarter 2023 Results

Thomson Reuters Corporation

Reconciliation of Net Earnings to Adjusted Earnings(1)

Reconciliation of Total Change in Adjusted EPS to Change in Constant Currency(1)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended March 31,		Year Ended December 31,
	2023	2022	2022

Net earnings	$756	$1,007	$1,338
Adjustments to remove:
Fair value adjustments*	13	7	(18)
Amortization of other identifiable intangible assets	25	26	99
Other operating (gains) losses, net	(17)	1	(211)
Other finance costs (income)	90	(94)	(444)
Share of post-tax (earnings) losses in equity method investments	(570)	(798)	432
Tax on above items(1)	112	206	(22)
Tax items impacting comparability(1)	—	(44)	15
(Earnings) loss from discontinued operations, net of tax	(19)	11	53
Interim period effective tax rate normalization(1)	2	1	—
Dividends declared on preference shares	(1)	(1)	(3)

Adjusted earnings(1)	$391	$322	$1,239

Adjusted EPS(1)	$0.82	$0.66

Total change	24%
Foreign currency	0%
Constant currency	24%
Diluted weighted-average common shares (millions)	474.2	487.5

Reconciliation of Effective Tax Rate on Adjusted Earnings(1)	Year-ended December 31,
2022
Adjusted earnings	$1,239
Plus: Dividends declared on preference shares	3
Plus: Tax expense on adjusted earnings	266

Pre-Tax Adjusted earnings	$1,508

IFRS Tax expense	$259
Remove tax related to:
Amortization of other identifiable intangible assets	22
Share of post-tax losses in equity method investments	124
Other finance income	(80)
Other operating gains, net	(42)
Other items	(2)

Subtotal - Remove tax benefit on pre-tax items removed from adjusted earnings	22
Remove: Tax items impacting comparability	(15)

Total: Remove all items above impacting comparability	7

Tax expense on adjusted earnings	$266

Effective tax rate on adjusted earnings	17.6%

*

Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

(1)	Refer to page 18 for additional information on non-IFRS financial measures.

Thomson Reuters Reports First-Quarter 2023 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	March 31,		Change
	2023	2022	Total	Foreign Currency	SUBTOTAL Constant Currency	Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$714	$698	2%	-1%	4%	-2%	5%
Corporates	435	411	6%	-1%	7%	-1%	8%
Tax & Accounting Professionals	282	253	11%	-1%	13%	2%	11%

“Big 3” Segments Combined(1)	1,431	1,362	5%	-1%	6%	-1%	7%
Reuters News	175	176	0%	-1%	1%	0%	1%
Global Print	138	142	-3%	-2%	-1%	-2%	0%
Eliminations/Rounding	(6)	(6)

Revenues	$1,738	$1,674	4%	-1%	5%	-1%	6%

Recurring Revenues
Legal Professionals	$672	$653	3%	-1%	4%	-2%	6%
Corporates	329	316	4%	0%	5%	-3%	7%
Tax & Accounting Professionals	176	182	-3%	-1%	-2%	-8%	6%

“Big 3” Segments Combined(1)	1,177	1,151	2%	-1%	3%	-3%	6%
Reuters News	155	155	0%	-2%	2%	0%	1%
Eliminations/Rounding	(6)	(6)

Total Recurring Revenues	$1,326	$1,300	2%	-1%	3%	-2%	6%

Transactions Revenues
Legal Professionals	$42	$45	-6%	-1%	-5%	-4%	-1%
Corporates	106	95	11%	-4%	14%	3%	11%
Tax & Accounting Professionals	106	71	49%	-2%	51%	31%	19%

“Big 3” Segments Combined(1)	254	211	20%	-2%	22%	10%	12%
Reuters News	20	21	-1%	2%	-3%	0%	-3%

Total Transactions Revenues	$274	$232	18%	-2%	20%	9%	11%

	Year Ended
	December 31,		Change
	2022	2021	Total	Foreign Currency	SUBTOTAL Constant Currency	Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$2,803	$2,712	3%	-2%	5%	-1%	6%
Corporates	1,536	1,440	7%	-1%	8%	0%	8%
Tax & Accounting Professionals	986	915	8%	-1%	8%	-1%	9%

“Big 3” Segments Combined(1)	5,325	5,067	5%	-1%	6%	-1%	7%
Reuters News	733	694	6%	-3%	9%	0%	9%
Global Print	592	609	-3%	-2%	-1%	0%	-1%
Eliminations/Rounding	(23)	(22)

Revenues	$6,627	$6,348	4%	-2%	6%	0%	6%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 18 for additional information on non-IFRS financial measures.

Thomson Reuters Reports First-Quarter 2023 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) and Related Margin (1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended
	March 31,		Change
	2023	2022	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$318	$305	4%	0%	4%
Corporates	154	157	-2%	-1%	-1%
Tax & Accounting Professionals	149	122	22%	0%	22%

“Big 3” Segments Combined(1)	621	584	6%	0%	7%
Reuters News	29	37	-21%	8%	-29%
Global Print	50	53	-4%	-2%	-3%
Corporate costs	(23)	(74)	n/a	n/a	n/a

Adjusted EBITDA	$677	$600	13%	0%	13%

Adjusted EBITDA Margin(1)
Legal Professionals	44.6%	43.7%	90bp	70bp	20bp
Corporates	35.1%	38.1%	-300bp	0bp	-300bp
Tax & Accounting Professionals	51.4%	48.3%	310bp	40bp	270bp
“Big 3” Segments Combined(1)	43.1%	42.9%	20bp	40bp	-20bp
Reuters News	16.6%	21.0%	-440bp	230bp	-670bp
Global Print	36.5%	37.0%	-50bp	0bp	-50bp
Adjusted EBITDA margin	38.8%	35.8%	300bp	70bp	230bp

Reconciliation of adjusted EBITDA margin

To compute segment and consolidated adjusted EBITDA margin, we exclude fair value adjustments related to acquired deferred revenue from our IFRS revenues. The chart below reconciles IFRS revenues to revenues used in the calculation of adjusted EBITDA margin, which excludes fair value adjustments related to acquired deferred revenue.

Three months ended March 31, 2023
	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$714	—	$714	$318	44.6%
Corporates	435	$2	437	154	35.1%
Tax & Accounting Professionals	282	7	289	149	51.4%

“Big 3” Segments Combined	1,431	9	1,440	621	43.1%
Reuters News	175	—	175	29	16.6%
Global Print	138	—	138	50	36.5%
Eliminations/ Rounding	(6)	—	(6)	—	n/a
Corporate costs	—	—	—	(23)	n/a

Consolidated totals	$1,738	$9	$1,747	$677	38.8%

Growth percentages and margins are computed using whole dollars. Further, margins are computed using revenues excluding fair value adjustments related to acquired deferred revenue. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

n/a: not applicable

(1)	Refer to page 18 for additional information on non-IFRS financial measures.

Thomson Reuters Reports First-Quarter 2023 Results

Thomson Reuters Corporation

Segment and Consolidated Adjusted EBITDA(1) and the Related Margin(1)

(millions of U.S. dollars, except for margins)

(unaudited)

Year Ended December 31,
2022

Adjusted EBITDA(1)
Legal Professionals	$1,227
Corporates	578
Tax & Accounting Professionals	451

“Big 3” Segments Combined(1)	2,256
Reuters News	154
Global Print	212
Corporate costs	(293)

Adjusted EBITDA	$2,329

Adjusted EBITDA Margin(1)
Legal Professionals	43.8%
Corporates	37.6%
Tax & Accounting Professionals	45.8%
“Big 3” Segments Combined(1)	42.4%
Reuters News	21.0%
Global Print	35.7%
Adjusted EBITDA margin	35.1%

(1)	Refer to page 18 for additional information on non-IFRS financial measures.

Thomson Reuters Reports First-Quarter 2023 Results

Non-IFRS Financial Measures	Definition	Why Useful to the Company and Investors
Adjusted EBITDA and the related margin

Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments, including those related to acquired deferred revenue.

The related margin is adjusted EBITDA expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose.

Also, represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess the company’s ability to incur and service debt.

Adjusted earnings and adjusted EPS

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, including those related to acquired deferred revenue, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.

Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as income tax (benefit) expense plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

In interim periods, we also make an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Provides a basis to analyze the effective tax rate associated with adjusted earnings.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods.

Free cash flow	Net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities, less capital expenditures, payments of lease principal and dividends paid on the company’s preference shares.	Helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and acquisitions.

Changes before the impact of foreign currency or at “constant currency”	The changes in revenues, adjusted EBITDA and the related margin, and adjusted EPS before currency (at constant currency or excluding the effects of currency) are determined by converting the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.	Provides better comparability of business trends from period to period.

Changes in revenues computed on an “organic” basis	Represent changes in revenues of the company’s existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.	Provides further insight into the performance of the company’s existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

Accrued capital expenditures as a percentage of revenues

Accrued capital expenditures divided by revenues, where accrued capital expenditures include amounts that remain unpaid at the end of the reporting period. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

In 2023, this measure excludes $30 million of capital expenditures related to real estate.

Reflects the basis on which the company manages capital expenditures for internal budgeting purposes.

“Big 3” segments	The company’s combined Legal Professionals, Corporates and Tax & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	The “Big 3” segments comprised approximately 80% of revenues and represent the core of the company’s business information service product offerings.

Please refer to reconciliations for the most directly comparable IFRS financial measures.